UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Spark Networks, SE

(Name of Issuer)

American Depository Shares, each representing 0.1 no par value registered Ordinary Shares

(Title of Class of Securities)

846517100

(CUSIP Number)

PEAK6 Investments, LLC 141 W. Jackson Boulevard Suite 500 Chicago, Illinois 60604 Attention: Jay Coppoletta

312-444-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846517100	Page 1 of 13 Pages

1	NAMES OF REPORTING PERSONS PEAK6 Investments, LLC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 509,300*
	8	SHARED VOTING POWER 1,336,565*
	9	SOLE DISPOSITIVE POWER 509,300*
	10	SHARED DISPOSITIVE POWER 1,336,565*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,845,865*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1% Based on 2,605,890 Ordinary Shares outstanding as of December 31, 2019, provided from the Issuer's Form 20-F filed with the Securities and Exchange Commission on June 12, 2020. Each American Depository Share represents the right to receive one-tenth of an Ordinary Share of the Issuer.

14	TYPE OF REPORTING PERSON (See Instructions) CO/HC

*American Depository Shares, each representing 0.1 no par value registered Ordinary Shares

CUSIP No. 846517100	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS PEAK6 Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,336,565*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,336,565*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,565*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1% Based on 2,605,890 Ordinary Shares outstanding as of December 31, 2019, provided from the Issuer's Form 20-F filed with the Securities and Exchange Commission on June 12, 2020. Each American Depository Share represents the right to receive one-tenth of an Ordinary Share of the Issuer.

14	TYPE OF REPORTING PERSON (See Instructions) CO

*American Depository Shares, each representing 0.1 no par value registered Ordinary Shares

CUSIP No. 846517100	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS PEAK6 Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,336,565*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,336,565*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,565*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1% Based on 2,605,890 Ordinary Shares outstanding as of December 31, 2019, provided from the Issuer's Form 20-F filed with the Securities and Exchange Commission on June 12, 2020. Each American Depository Share represents the right to receive one-tenth of an Ordinary Share of the Issuer.

14	TYPE OF REPORTING PERSON (See Instructions) CO/HC

*American Depository Shares, each representing 0.1 no par value registered Ordinary Shares

CUSIP No. 846517100 Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS PEAK6 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,845,865*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,845,865*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,845,865*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1% Based on 2,605,890 Ordinary Shares outstanding as of December 31, 2019, provided from the Issuer's Form 20-F filed with the Securities and Exchange Commission on June 12, 2020. Each American Depository Share represents the right to receive one-tenth of an Ordinary Share of the Issuer.

14	TYPE OF REPORTING PERSON (See Instructions) CO/HC

*American Depository Shares, each representing 0.1 no par value registered Ordinary Shares

CUSIP No. 846517100 Page 5 of 13 Pages

1	NAMES OF REPORTING PERSON Matthew Hulsizer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,845,865*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,845,865*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,845,865*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1% Based on 2,605,890 Ordinary Shares outstanding as of December 31, 2019, provided from the Issuer's Form 20-F filed with the Securities and Exchange Commission on June 12, 2020. Each American Depository Share represents the right to receive one-tenth of an Ordinary Share of the Issuer.

14	TYPE OF REPORTING PERSON (See Instructions) IN/HC

*American Depository Shares, each representing 0.1 no par value registered Ordinary Shares

CUSIP No. 846517100 Page 6 of 13 Pages

1	NAMES OF REPORTING PERSON Jennifer Just
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,845,865*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,845,865*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,845,865*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1% Based on 2,605,890 Ordinary Shares outstanding as of December 31, 2019, provided from the Issuer's Form 20-F filed with the Securities and Exchange Commission on June 12, 2020. Each American Depository Share represents the right to receive one-tenth of an Ordinary Share of the Issuer.

14	TYPE OF REPORTING PERSON (See Instructions) IN/HC

*American Depository Shares, each representing 0.1 no par value registered Ordinary Shares

Page 7 of 13 Pages

Explanatory Note

This Amendment No. 1 (the "Amendment") amends the Schedule 13D originally filed by PEAK6 Investments LLC on December 16, 2019 to reflect a decrease in share ownership and correct a reference to Mr. Brad Goldberg in Item 5.

Item 1. Security and Issuer.

This statement relates to the American Depository Shares, each representing 0.1 Ordinary Shares (the "ADSs" or "Shares") of Spark Networks SE, a company organized under the laws of Germany (the "Issuer").

Address of Issuer's Principal Executive Offices:

Kohlfurter Strasse 41/43

Berlin 10999 Germany

Item 2. Identity and Background.

(a)    This statement is being filed by:

(i)         PEAK6 Investments LLC, a Delaware limited liability company ("PEAK6 Investments") as the direct holder of 509,300 shares and an indirect holder of 1,336,565 Shares. PEAK6 Investments is, directly or indirectly, the owner of 100% of the equity interests in PEAK6 Group LLC and PEAK6 Capital Management LLC.

(ii)       PEAK6 Group LLC, a Delaware limited liability company and a holding company, which owns 99% of the equity interests in PEAK6 Capital Management LLC.

(iii)      PEAK6 Capital Management LLC, a Delaware limited liability company and a direct holder of 1,336,565 shares.

(iv)      PEAK6 LLC, a Delaware limited liability company, as the managing member of PEAK6 Investments.

(v)        Matthew Hulsizer, as a manager of PEAK6 LLC.

(vi)      Jennifer Just, as a manager of PEAK6 LLC.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)    The address of principal business office of each Reporting Person is:

141 W. Jackson Blvd., Suite 500

Chicago, IL 60604

(c)    The principal business of PEAK6 Investments is serving as a holding company for its subsidiaries and operating businesses and investments. The principal business of PEAK6 LLC is acting as managing member of PEAK6 Investments. The principal business of PEAK6 Group LLC is as a holding company for its subsidiaries and operation businesses and investments, including the provision of employee services. The principal business of PEAK6 Capital Management LLC is a broker-dealer that trades for its own proprietary account. The principal occupation of Matthew Hulsizer and Jennifer Just is serving as the managers of PEAK6 LLC.

(d)    No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Each of Mr. Hulsizer and Ms. Just is a citizen of the United States of America. PEAK6 Investments, PEAK6 Group LLC, PEAK6 Capital Management LLC and PEAK6 LLC are each limited liability companies incorporated under the laws of the State of Delaware.

Item 4. Purpose of Transaction.

Of the shares held, 445,185 shares were acquired in August of 2016, when a predecessor of PEAK6 Investments entered into a series of agreements with the Issuer as reported on an August 10, 2016 8-K Issuer filing and as affected by the merger reported on 8-K dated May 2, 2017. All such agreements with the Issuer are no longer in effect. The shares acquired in the last 60 days

Page 8 of 13 Pages

are for investment purposes in the ordinary course of business as an investor in open market transactions. The source of funds for each purchase was the working capital of the respective purchasers.

The Reporting Persons may acquire additional Shares on the open market from time to time. The Reporting Persons may also sell Shares from time to time. Brad Goldberg, the former President of PEAK6 Investments who has not been employed by any Reporting Person since August of 2019, serves on the Board of Directors of the Issuer.

Except as described above, no Reporting Person has present plans or intentions relating to the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based on 2,605,890 Ordinary Shares outstanding as of December 31, 2019, provided from the Issuer's Form 20-F filed with the Securities and Exchange Commission on June 12, 2020. Each American Depository Share represents the right to receive one-tenth of an Ordinary Share of the Issuer.

PEAK6 Investments LLC ("PEAK6 Investments"):

(a)        PEAK6 Investments is the direct and indirect owner of 1,845,865 Shares Percentage: Approximately 7.1%

(b)        Number of shares as to which such person has:

(i)         sole power to vote or to direct the vote: 509,300

(ii)       shared power to vote or to direct the vote: 1,336,565

(iii)      sole power to dispose or direct the disposition: 509,300

(v) shared power to dispose or direct the disposition: 1,336,565

(c)        PEAK6 Investments has not entered into any transactions in the Shares during the past sixty (60) days other than the transactions described in the PEAK6 Capital Management LLC disclosure which resulted in sales of 506,396 American Depository Shares.

(d)        Not applicable.

(e)        Not applicable.

PEAK6 Group LLC:

(a)        PEAK6 Group LLC is the indirect owner of

1,336,565 Shares Percentage: Approximately 5.1%

(b)        Number of shares as to which such person has: sole power to vote or to direct the vote: 0

(i)         shared power to vote or to direct the vote: 1,336,565

(ii)       sole power to dispose or direct the disposition: 0

(iii)      shared power to dispose or direct the disposition: 1,336,565

(c)        PEAK6 Group LLC has not entered into any transactions in the Shares during the past sixty (60) days other than the transactions described in the PEAK6 Capital Management LLC disclosure which resulted in sales of 506,396 American Depository Shares.

(d)        Not applicable

(e)        Not applicable

Page 9 of 13 Pages

PEAK6 Capital Management LLC:

(a)              PEAK6 Capital Management LLC is the direct owner of

1,336,565 Shares Percentage: Approximately 5.1%

(b)              Number of shares as to which such person has: sole power to vote or to direct the vote: 0

(i)         shared power to vote or to direct the vote: 1,336,565

(ii)       sole power to dispose or direct the disposition: 0

(iii)      shared power to dispose or direct the disposition: 1,336,565,

(c)        PEAK6 Capital Management LLC entered into purchase and sales transactions within the past sixty (60) days. All such transactions were effected in the open market and included in the below.

PEAK6 Capital Management LLC
Spark Networks SE Securities Transactions
June 12, 2020 through August 11, 2020
All transactions effected in the open market

		Amount of Securities
Date of Transaction	Price Per Share	Purchased / (Sold)
7/31/2020	4.9	(100,000)
7/31/2020	4.9967	(26,100)
7/31/2020	5.03	(200)
8/3/2020	5	(491)
8/3/2020	5.01	(38)
8/4/2020	5.09	(150)
8/4/2020	5.1	(199)
8/4/2020	5.11	(3,751)
8/4/2020	5.12	(200)
8/4/2020	5.13	(400)
8/4/2020	5.14	(100)
8/4/2020	5.15	(850)
8/4/2020	5.1538	(1,200)
8/4/2020	5.16	(100)
8/4/2020	5.17	(15,055)
8/4/2020	5.175	(700)
8/4/2020	5.18	(200)
8/5/2020	5.23	(5)
8/5/2020	5.24	(10)
8/5/2020	5.245	(55)
8/5/2020	5.25	(310)
8/5/2020	5.255	(250)
8/5/2020	5.262	(31,000)
8/5/2020	5.265	(20,932)
8/5/2020	5.275	(10)
8/5/2020	5.28	(10)
8/5/2020	5.29	(400)

8/5/2020	5.31	(100)	Page 10 of 13 Pages
8/6/2020	5.45	(5,300)
8/6/2020	5.455	(100)
8/6/2020	5.46	(650)
8/6/2020	5.47	(506)
8/6/2020	5.48	(846)
8/6/2020	5.49	(200)
8/6/2020	5.495	(950)
8/6/2020	5.5	(6,084)
8/6/2020	5.505	(405)
8/6/2020	5.51	(410)
8/6/2020	5.5101	(400)
8/6/2020	5.514	(200)
8/6/2020	5.52	(200)
8/6/2020	5.525	(700)
8/6/2020	5.5275	(200)
8/6/2020	5.53	(55)
8/6/2020	5.55	(300)
8/6/2020	5.5501	(100)
8/6/2020	5.56	(5)
8/7/2020	5.5	(3,195)
8/7/2020	5.5001	(900)
8/7/2020	5.504	(5)
8/7/2020	5.505	(165)
8/7/2020	5.508	(10)
8/7/2020	5.51	(1,420)
8/7/2020	5.5101	(400)
8/7/2020	5.52	(800)
8/7/2020	5.5201	(1,300)
8/7/2020	5.53	(600)
8/7/2020	5.535	(615)
8/7/2020	5.54	(1,000)
8/7/2020	5.545	(2,505)
8/7/2020	5.55	(200)
8/10/2020	5.3	(80,000)
8/10/2020	5.3001	(25,600)
8/11/2020	5.2	(167,254)

(d)       Not applicable.

(e)        Not applicable.

PEAK6 LLC:

(a)        PEAK6 LLC, as the managing member of PEAK6 Investments, may be deemed the beneficial owner of 1,845,865 Shares owned, collectively by PEAK6 Investments and PEAK6 Capital Management LLC.

Percentage: Approximately 7.1%

(b)        Number of shares as to which such person has:

(i)         sole power to vote or to direct the vote: 0

Page 11 of 13 Pages

(ii)       shared power to vote or to direct the vote: 1,845,865

(iii)      sole power to dispose or direct the disposition: 0

(vi) shared power to dispose or direct the disposition: 1,845,865

(c)        PEAK6 LLC has not entered into any transactions in the Shares during the past sixty (60) days other than the transactions described in the PEAK6 Capital Management LLC disclosure which resulted in sales of 339,142 American Depository Shares.

(d)        Not applicable.

(e)        Not applicable.

Matthew Hulsizer:

(a)        Matthew Hulsizer, as a manager of PEAK6 LLC, which is the managing member of PEAK6 Investments, may be deemed the beneficial owner of 1,845,865 Shares owned, collectively, by PEAK6 Investments and PEAK6 Capital Management LLC.

Percentage: Approximately 7.1%

(b)        Number of shares as to which such person has:

(i)         sole power to vote or to direct the vote: 0

(ii)       shared power to vote or to direct the vote: 1,845,865

(iii)      sole power to dispose or direct the disposition: 0

(vii) shared power to dispose or direct the disposition: 1,845,865

(c)        Mr. Hulsizer has not entered has not entered into any transactions in the Shares during the past sixty (60) days other than the transactions described in the PEAK6 Capital Management LLC disclosure which resulted in sales of 339,142 American Depository Shares.

(d)        Not applicable.

(e)        Not applicable.

Jennifer Just:

(a)        Jennifer Just, as a manager of PEAK6 LLC, which is the managing member of PEAK6, may be deemed the beneficial owner of 1,845,865 Shares owned, collectively, by PEAK6 Investments and PEAK6 Capital Management LLC.

Percentage: Approximately 7.1%

(b)        Number of shares as to which such person has:

(i)         sole power to vote or to direct the vote: 0

(ii)       shared power to vote or to direct the vote: 1,845,865

(iii)      sole power to dispose or direct the disposition: 0

(viii) shared power to dispose or direct the disposition: 1,845,865

(c)        Ms. Just has not entered has not entered into any transactions in the Shares during the past sixty (60) days other than the transactions described in the PEAK6 Capital Management LLC disclosure which resulted in sales of 506,396 American Depository Shares.

(d)        Not applicable.

Page 12 of 13 Pages

(e)        Not applicable.

Each Reporting Person disclaims beneficial ownership of any Shares beyond his, her or its pecuniary interest therein

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

On December 12, 2019 each of the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Except as described above in this Item 6, there are no contracts, arrangements, understandings or relationships with respect to securities of the issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1: Joint Filing Agreement

Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of his, her or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of the 12th day of August 2020

PEAK6 INVESTMENTS, LLC

By: /s/ Jay Coppoletta Name: Jay Coppoletta

Title: Chief Corp. Dev &

Legal Officer

PEAK6 GROUP LLC

By: /s/ Jay Coppoletta

Name: Jay Coppoletta

Title: Chief Corp. Dev &

Legal Officer

PEAK6 CAPITAL MANAGEMENT LLC

By: /s/ Tom Simpson

Name: Tom Simpson

Title: Chief Executive Officer

PEAK6 LLC

PEAK6 LLC

By: /s/ Matt Hulsizer Name: Matt Hulsizer

Title: Manager

MATTHEW HULSIZER

/s/ Matt Hulsizer

JENNIFER JUST

/s/ Jennifer Just

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the American Depository Shares, each representing 0.1 no par value registered Ordinary Shares, of Spark Networks SE. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: August 12, 2020 PEAK6 INVESTMENTS LLC

By: /s/ Jay Coppoletta Name: Jay Coppoletta

Title: Chief Corp. Dev &

Legal Officer

PEAK6 GROUP LLC

By: /s/ Jay Coppoletta Name: Jay Coppoletta

Title: Chief Corp. Dev &

Legal Officer

PEAK6 CAPITAL MANAGEMENT LLC

By: /s/ Tom Simpson

Name: Tom Simpson

Title: Chief Executive Officer

PEAK6 LLC

By: /s/ Matt Hulsizer Name: Matt Hulsizer Title: Manager

MATTHEW HULSIZER

/s/ Matt Hulsizer

JENNIFER JUST

/s/ Jennifer Just